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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                      (AMENDMENT NO. 4) (FINAL AMENDMENT)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 6)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FUISZ TECHNOLOGIES LTD.

                           (Name of Subject Company)

                       ABCI ACQUISITION SUB. CORPORATION
                       BIOVAIL CORPORATION INTERNATIONAL

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   359536109

                     (CUSIP Number of Class of Securities)
                           --------------------------

                          KENNETH C. CANCELLARA, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                               2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                CANADA, L5L 1J9
                                 (905) 608-8008

                                    COPY TO:

                               ROGER ANDRUS, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

           (Name, Address; and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $46,096,575                                                      $0

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended and Rule 0-11 thereunder, on the basis of 22,030,723 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, including vested options to acquire Common Stock, but excluding unvested options to acquire Common Stock and excluding 4,209,829 Common Stock owned by Biovail Corporation International, multiplied by the proposed acquisition price U.S. $7.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $9,219.32                          Filing       ABCI Acquisition Sub. Corporation
                                                            Party:       and Biovail Corporation
                                                                         International

Form or Registration     Schedule 14D-1 and Schedule 13D/A  Date Filed:  7/30/99
No.:                     Amendment No. 2

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 6 Pages)

                             SCHEDULE 14D-1 AND 13D

CUSIP NO. 359536109

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(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BIOVAIL CORPORATION INTERNATIONAL

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS

    WC
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,795,054
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(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    49.0%
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(10) TYPE OF REPORTING PERSON

    CO
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                              (Page 2 of 6 Pages)

                                 SCHEDULE 14D-1

CUSIP NO. 359536109

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(1) NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    ABCI ACQUISITION SUB. CORPORATION

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (A) / /

                                                                         (B) / /
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS

    AF
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,585,225 SHARES
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(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    29.9%
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(10) TYPE OF REPORTING PERSON

    CO
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                               Page 3 of 6 Pages

    This Amendment No. 4 to Schedule 14D-1 and Amendment No. 6 to the Schedule 13D/A (the "Schedule 14D-1 and Schedule 13D/A") relate to the offer by ABCI Acquisition Sub. Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Biovail Corporation International, an Ontario, Canada corporation ("Parent"), to purchase for cash up to 6,585,225 of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Fuisz Technologies Ltd., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer (the "Expiration Date") at least 4,602,460 Shares (the "Minimum Condition"). This Schedule 14D-1 and 13D/A are being filed on behalf of the Purchaser and Parent.

    The purpose of this Amendment No. 4 to the Schedule 14D-1 and Amendment No. 6 to the Schedule 13D is to amend and supplement items 6 and 11 of the Schedule 14D-1 as described below. This Amendment No. 4 to Schedule 14D-1 constitutes the final amendment to the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6. is hereby amended and supplemented by addition of the following information:

    At 12:00 midnight, New York City time on August 26, 1999, the Offer expired. A total of approximately 13,402,974 Shares were tendered pursuant to the Offer, which number includes 1,302,257 shares tendered by guaranteed delivery.

    Parent and Purchaser have received the requisite regulatory approvals and have accepted for payment 6,585,225 of the Shares tendered pursuant to the Offer and have notified the depositary, Chase Mellon Shareholder Services, L.L.C., to promptly pay for the validly tendered and accepted Shares, in accordance with the Offer.

    The Parent and the Purchaser, in the manner and on the terms set forth in the Merger Agreement described in the Offer to Purchase, intend to complete the acquisition of the remaining outstanding Shares by merging Purchaser into the Company following satisfaction of the conditions to the Merger set forth in the Merger Agreement, including approval of the shareholders of the Company.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)-(11) Press Release issued by Parent on September 3, 1999.

                              (Page 4 of 6 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1999                      BIOVAIL CORPORATION INTERNATIONAL

                                                                By:                        /s/ KENNETH C. CANCELLARA
                                                                                     --------------------------------------
                                                                                   Kenneth C. Cancellara
                                                                Name:              Senior Vice President, General Counsel and
                                                                Title:             Secretary

                                                                ABCI ACQUISITION SUB. CORPORATION

                                                                By:                        /s/ KENNETH C. CANCELLARA
                                                                                     --------------------------------------
                                                                Name:              Kenneth C. Cancellara
                                                                Title:             Senior Vice President and Secretary

                              (Page 5 of 6 Pages)

                                 EXHIBIT INDEX

 EXHIBIT                                                                                             PAGE
   NO.                                          EXHIBIT NAME                                        NUMBER
---------  --------------------------------------------------------------------------------------  ---------
(a)(1)     *** Offer to Purchase.
(a)(2)    *** Letter of Transmittal (including Guidelines for Certification of Taxpayer
           Identification Number on Form W-9).
(a)(3)    *** Letter to brokers, dealers, commercial banks, trust companies and nominees.
(a)(4)    *** Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
(a)(5)    *** Notice of Guaranteed Delivery.
(a)(6)   * Press Release issued by Parent, dated July 26, 1999.
(a)(7)    *** Press Release issued by Parent, dated July 28, 1999.
(a)(8)    *** Form of newspaper advertisement, dated July 30, 1999.
(a)(9)      *** Press Release issued by Parent, dated August 19, 1999.
(a)(10)      *** Press Release issued by Parent, dated August 27, 1999.
(a)(11)    Press Release issued by Parent, dated September 3, 1999.
(b)        Not applicable.
(c)(1)    *** Agreement and Plan of Merger (the "Merger Agreement"), dated July 25, 1999 by and among Parent, the Purchaser and the Company.
(c)(2)   ** Option Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D. and
           Biovail Corporation International.
(c)(3)   ** Escrow Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D.,
           Biovail Corporation International and U.S. Trust Company, National Association.
(c)(4)   *** Letter of Commitment, dated as of July 23, 1999, between Salisbury Ltd. and Biovail
           Corporation International.
(c)(5)   *** Letter of Commitment, dated as of July 23, 1999, between Westbury Ltd. and Biovail
           Corporation International.
(c)(6)   *** Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation
           International and Salisbury Ltd.
(c)(7)   *** Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation
           International and Westbury Ltd.
(c)(8)    *** Letter Agreement dated as of July 13, 1999, between Biovail Corporation International and Richard C. Fuisz, M.D. regarding the Consulting Agreement.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.

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*       Incorporated by reference from Parent's Report on Form 6-K, dated July
        28, 1999.

** Incorporated by reference from the Parent's statement on Schedule 13D, dated July 23, 1999.

*** Incorporated by reference from the Parent's statement on Schedule 13D/A (Amendment No. 1), dated July 26, 1999.

**** Filed previously on Schedule 14D-1 and Amendment No. 2 to Schedule 13D on July 30, 1999.

***** Filed previously on Amendment No. 1 to Schedule 14D-1 and Amendment No. 3 to Schedule 13D on August 3, 1999.

****** Filed previously on Amendment No. 2 to Schedule 14D-1 and Amendment No. 4 to Schedule 13D on August 19, 1999.

******* Filed previously on Amendment No. 3 to Schedule 14D-1 and Amendment No.
        5 to Schedule 13D on August 30, 1999.

                              (Page 6 of 6 Pages)